

February 21, 2012

Via E-mail
Marc A. Cohen
Chairman of the Board and Chief Executive Officer
OPNET Technologies, Inc.
7255 Woodmont Avenue
Bethesda, MD 20814

   Re: **OPNET Technologies, Inc.**
      Form 10-K for the Fiscal Year Ended March 31, 2011
      Filed June 3, 2011
      File No. 000-30931

Dear Mr. Cohen:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Craig Wilson for

         Mark P. Shuman
         Branch Chief